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                         May 18, 2020

       Jack W. Callicutt
       Chief Financial Officer
       Galectin Therapeutics Inc.
       4960 Peachtree Industrial Blvd.
       Suite 240
       Norcross, GA 30071

                                                        Re: Galectin
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2020
                                                            File No. 333-238151

       Dear Mr. Callicutt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences